

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2022

Joseph E. Payne
Chief Executive Officer
Arcturus Therapeutics Holdings Inc.
10628 Science Center Drive, Suite 250
San Diego, California 92121

> **Re: Arcturus Therapeutics Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed December 23, 2022**
> **File No. 333-269003**

Dear Joseph E. Payne:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Baumel, Esq.